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                           September 2, 2021

       George Leimer
       Chief Executive Officer
       RSE Innovation, LLC
       250 Lafayette Street, 2nd Floor
       New York, NY 10012

                                                        Re: RSE Innovation, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed August 20,
2021
                                                            File No. 024-11612

       Dear Mr. Leimer:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Statement on Form 1-A filed August 20, 2021

       General

   1. The Master Series Table in Appendix A on page A-1 states that your expected "Opening
                                                        Dates" for each series
will be in "Q3 2021 or Q4 2021." To comply with Rule
                                                        251(d)(3)(i)(F) of
Regulation A, you must commence the offering of each series you qualify within two
calendar days of qualification. Commencing the offering of some of the qualified series
while delaying the offering of others results in an impermissible delayed offering of the
delayed series under Rule 251(d)(3)(i)(F). Please revise the
                                                        Master Series Table to
reflect that you will commence the offering of each series you qualify within two
calendar days of qualification.

              We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to
 George Leimer
RSE Innovation, LLC
September 2, 2021
Page 2

qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                           Sincerely,
FirstName LastNameGeorge Leimer
                                                           Division of
Corporation Finance
Comapany NameRSE Innovation, LLC
                                                           Office of Trade &
Services
September 2, 2021 Page 2
cc:       Tim Gregg
FirstName LastName